UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. _____)*

Fluid Audio Networks, Inc.
(Name of Issuer)

Preferred Shares
(Title of Class of Securities)

NC8625112
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675342ZU

1	NAME OF REPORTING PERSONS AGF Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 900,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 900,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.01%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 675342ZU

1	NAME OF REPORTING PERSONS AGF Funds Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 900,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 900,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.01%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 675342ZU

ITEM 1.	(a)	Name of Issuer:
Fluid Audio Networks, Inc.

	(b)	Address of Issuer's Principal Executive Offices: 5813-A Uplander Way Culver City, CA 90230

ITEM 2.	(a)	Name of Persons Filing:
AGF Management Limited and AGF Funds Inc.

(b)	Address of Principal Business Office or, if none, Residence:
P.O. Box 50, Toronto Dominion Bank Tower, 31st Floor
Toronto, Ontario, M5K 1E9

(c)	Citizenship:
Canadian

(d)	Title of Class of Securities
Fluid Audio Networks, Inc. (Preferred shares)

(e)	CUSIP Number
NC8625112

CUSIP No. NC8625112

ITEM 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

	(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	(g)	[X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

	(h)	[ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ] Group, in accordance with section 240.13d-1(b)(1) (ii)(J).

CUSIP No. NC8625112

ITEM 4.	Ownership.

	(a)	Amount beneficially owned: 900,000

(b)	Percentage of class: 8.01%

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote: 900,000
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of: 900,000

ITEM 5.	Ownership of Five Percent or Less of a Class: [ ]
Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

This statement is being filed to report the fact that the reporting person has become the beneficial owner of more than five percent of the class of securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See "Exhibit A"

ITEM 8.	Identification and Classification of Members of the Group: Not applicable

ITEM 9.	Notice of Dissolution of Group:
Not applicable.

CUSIP No. NC8625112

Item 10.	Certification:

	(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2007
Date

Signature

Beatrice Ip, Senior Vice President, Corporate Secretary
Name/Title

CUSIP No. NC8625112

Exhibit A

AGF Management Limited
(100% directly or indirectly)

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AGF Funds Inc.